SEC
Mail Processing
Section

MAR 02 2021

Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

ANNU

21002232

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SEC FILE NUMBER
8-68107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HCFP Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 East 44th, 6th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson 623-533-4407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLC
(Name – *if individual, state last, first, middle name*)

750 3rd Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Seth Moskowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HCFP Capital Markets LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

KEVIN A RICHARDSON
Notary Public - State of New York
NO 01RI6362709
Qualified in Kings County
My Commission Expires Dec 18, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HCFP/CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

HCFP/CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Financial Statement

December 31, 2020

Table of Contents

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member
HCFP/Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HCFP/Capital Markets LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
February 25, 2021

HCFP/CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2020

Assets		
Cash and cash equivalents	$	154,037
Due from broker		818
Investments in securities, at fair value		64,058
Other assets		65,239
Total assets	**$**	**284,152**
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	10,266
Member's Equity		273,886
Total liabilities and member's equity	**$**	**284,152**

See accompanying notes to statement of financial condition

(1) Organization

HCFP/Capital Markets LLC (the "Company") is a New York based broker-dealer that is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

HCFP/Capital Markets LLC is an investment bank that provides innovative capital raising and strategic advisory services to clients across a wide range of industries.

The Company was formed on December 16, 2008 as a single member New York limited liability company. The Company is a wholly-owned subsidiary of HCFP/Capital Markets Holdings LLC (the "Parent").

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from such estimates.

(b) Fair Value of Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e. the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgement in determining fair value of assets and liabilities, and Level 3 assets and liabilities involved greater judgement than Level 1 or Level 2 assets or liabilities.

(2) Summary of Significant Accounting Policies (continued)

(c) Cash and Cash Equivalents

The Company considers its investments in financial instruments acquired with maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution.

(d) Income Taxes

The Company is a single-member limited liability company wholly-owned by the Parent and is a disregarded entity for federal and state income tax purposes. As such, the Company's income or losses are included in the Parent's tax returns for the year ended December 31, 2020.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. At December 31, 2020, the Company has no material unrecognized tax benefits.

(e) New Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 replaces the "incurred loss" credit losses framework with a new accounting standard that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts. Effective January 1, 2020, the Company adopted the standard with no adjustment to the opening balance of member's equity. Management has determined that the new guidance had no impact on the Company's statement of financial condition. See Note 3 for additional information.

(3) Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its fees receivable at cost less an allowance for doubtful accounts. Additionally, the receivables have a short duration generally due within 30 to 90 days and currently there is no historical evidence of market declines that would cause the fair value of the receivable to be less than the amortized cost of the receivable. The Company generally does not require collateral and establishes an allowance based upon factors surrounding the credit risk of clients, including historical experience, current conditions and reasonable and supportable forecasts. The Company considered the current conditions, and there is not a foreseeable expectation of an event of change that would result in the receivables being paid for less than the amortized cost. Accordingly, the Company did not record an allowance for expected credit losses for the year ending 2020.

(4) Investments

At December 31, 2020, the Company owned 156,238 listed warrants of a publicly traded company with a fair value of $64,058. Such investment is classified as a level 1 security and the valuation was based on unadjusted quoted prices.

(5) Regulatory Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain the greater of minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness change day to day, but as of December 31, 2020, the Company had net capital of $192,559 which was $92,559 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

The Company is considered a Non-Covered Firm under footnote 74 of Rule 17a-5 under the Securities Exchange Act of 1934 and as such is not subject to any Rule 15c3-3 requirements.

(6) Related Party Transactions

Related party transactions consist of the following:

(a) Transactions with Parent

The Company made $40,000 in distributions to its member for the year ended December 31, 2020. The Company entered into an expense sharing agreement with the Parent on July 1, 2018 whereby the Parent provides services including, but not limited to, staff, office, insurance and technology. $182,321 was contributed as a non-cash capital contribution by the Parent to the Company as of December 31, 2020. The Parent also contributed securities with a fair value of $201,697 to the Company.

(7) Commitments and Contingencies

Legal proceedings, claims, and litigations may arise in the ordinary course of business. However, the Company is not the subject of any legal proceedings, claims or litigations that in the opinion of management would have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(8) Liquidity and funding

The Company's revenue fluctuates throughout the year based on the timing of when revenue is earned. The Company relies upon the Parent's financial capacity to manage its expenses due to any such fluctuation. The Parent has evaluated the Company's ability to meet its obligations and intends to continue to provide funding to the Company if and when needed at its discretion for a period of one year from the date these financial statements were issued.

(9) Contingencies and Other Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus, or COVID-19, as a global pandemic, which continues to spread throughout the United States and around the world. The Company is continually monitoring the impact of the global pandemic on its business, especially since the Company conducts its activities in New York City, which, at various times since the onset of the global pandemic, has been severely affected by COVID-19. As a result, the Company has been subject to various requirements to stay at home and self-quarantine, as well as constraints on mobility and travel. While the Company continues to advance its business, the Company is also continually assessing the impact of the global pandemic on its current and planned activities. There is no certainty as to the length and severity of societal disruption caused by COVID-19. Consequently, the Company does not have sufficient visibility to predict the impact of the global pandemic on its operations and overall business. Further, the business or operations of its strategic partners and other third parties with whom the Company conducts business may also be adversely affected by the global pandemic. The Company continues to closely monitor the impact of the global pandemic on its business and the business of its strategic partners and other third parties with whom the Company conducts business. If the financial markets and/or the overall economy are negatively impacted for an extended period, the Company's financial performance may be materially adversely affected.

(10) Subsequent events

In January 2021, the Company received a capital contribution from the Parent of 20,000 publicly traded securities with a fair value of $296,800.